UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated November 12, 2008

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	November 12, 2008
TSX: CTQ, AMEX: ETQ

ECUADOR GOVERNMENT ADVANCES ZAMORA HYDROELECTRIC COMPLEX

VANCOUVER, CANADA, November 12, 2008 - Ecuador's Ministry of Electricity and Renewable Energy has issued a bid tender for the feasibility study and detailed design of the Zamora Hydroelectric Complex located in the Zamora River in southeast Ecuador. The bid tender was launched in a ceremony attended by the Minister of Electricity and Renewable Energy, Alecksey Mosquera, the Sub-Secretary of Projects, Julio Gordon, and the Mayor of the Cantón of San Juan Bosco, Leonardo Molina.

The State has earmarked 40 million dollars to complete the design of the complex which consists of a series of projects located 90% within the province of Morona Santiago and totaling over 4,000 MW of hydroelectric potential. For scale, the current installed capacity in Ecuador is approximately 4,000 MW.

One of the most important sites in the complex is the 1,200 MW San Juan Bosco project located just 6 kilometers south of the company's Panantza - San Carlos copper deposits. Access road construction to the site is scheduled to begin in January 2009. Current plans call for the start of operation in 2015.

Ken Shannon, Corriente's CEO, commented, "The development of such hydroelectric power projects indicates that President Correa and his Administration are committed to facilitating nation-building infrastructure for the benefit of all Ecuadorians."

ABOUT CORRIENTE

Corriente controls a 100% interest in approximately 62,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four known copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos; as well as six additional copper exploration targets, representing a potential long-term district development opportunity for large-scale mining.

"Ken Shannon"

Kenneth R. Shannon
CEO and President

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our website at www.corriente.com.

Certain statements contained in this News Release, which provides information on the Ecuador Government's plans for the Zamora Hydroelectric Complex, constitutes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include among other things, statements regarding projected production rates and capital costs, estimates regarding copper prices, mineral resources and anticipated grades and internal rates of return. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, risks related to the exploration stage of the company's projects; discussions with prospective joint venture partners and related potential outcomes; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in copper prices; the possibility that Corriente may change its plans with respect to one or more properties; and other risks and uncertainties described in the company's Annual Information Form for the year ended December 31, 2007, and registration statement on Form 40-F filed with Canadian securities regulators and the U.S. Securities and Exchange Commission, respectively. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: November 12, 2008
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer